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Exhibit 99.2

AUTONOMY CORPORATION PLC TO VOLUNTARILY TERMINATE AMERICAN
DEPOSITARY RECEIPT PROGRAM

        CAMBRIDGE, England—31 December 2004—Autonomy Corporation plc (LSE: AU.), a global leader in infrastructure software for the extended enterprise, today announces that it is to voluntarily terminate its American Depositary Receipt facility, expected to be effective as of 2 February 2005 (the "Effective Date").

        As the company previously noted in its press release on 18 November 2004, in reaching this decision Autonomy considered the benefits to all Autonomy shareholders of maintaining the program versus the significant costs. Along with many other European businesses Autonomy feels that existing and forthcoming obligations for companies with an ADR program are increasingly complex and costly. Autonomy anticipates that the additional costs of maintaining the program and registration may be in excess of £1.1 million per annum. Since Autonomy's ADR program accounts for a very small percentage of the overall volume of Autonomy's traded shares, Autonomy estimates the costs to be up to $1,000 per ADR holder, a cost that is borne by all Autonomy shareholders. Autonomy believes this cost significantly outweighs the benefits of the ADR program.

        Autonomy intends to continue reporting its financial results under U.S. GAAP accounting standards.

        Autonomy today has given notice to The Bank of New York, the depositary for Autonomy's ADR facility (the "Depositary"), that Autonomy has elected to terminate its ADR facility effective as of the Effective Date. The Depositary has also agreed with Autonomy to amend the deposit agreement (the "Deposit Agreement") among Autonomy, the Depositary and holders of ADRs, to shorten the period from twelve months to 30 days after the termination date for ADR holders to exchange their Autonomy ADRs for underlying ordinary shares or, failing which, to receive cash on their disposal by the Depositary.

        Under the amended Deposit Agreement, holders of Autonomy ADRs will be entitled to return their ADRs at any time up to and including the date that is 30 days following the Effective Date, which is expected to be 4 March 2005. ADRs submitted during that period will be exchanged for the number of Autonomy's underlying ordinary shares represented by such ADRs, subject to cancellation fees charged by the Depositary pursuant to the Deposit Agreement. ADR holders who do not submit their ADRs for exchange by the 4 March 2005, deadline will hold non-transferable securities. For Autonomy ADRs not submitted for exchange by 4 March 2005, the Depositary will as soon as practicable sell the underlying Autonomy ordinary shares at the price that the Depositary can obtain on the London Stock Exchange. The Depositary would then remit the cash proceeds from the sale net of any applicable charges, expenses, taxes or governmental charges to such ADR holders. Finally, in due course Autonomy expects to seek to terminate its reporting obligations under the US Securities Exchange Act of 1934.

About Autonomy

        Autonomy Corporation plc (LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results or developments to differ materially from those in the forward-looking statements. These factors include, among others, the uncertainty that the termination of Autonomy's ADR program will allow the company to terminate its registration and ongoing reporting requirements under the U.S. securities laws, as well as technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Andrew Kanter, Chief Operating Officer Autonomy Corporation plc +44 (0)1223 448 000

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  Exhibit 99.2
AUTONOMY CORPORATION PLC TO VOLUNTARILY TERMINATE AMERICAN DEPOSITARY RECEIPT PROGRAM